SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fidelity & Guaranty Life

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

315785 105

(CUSIP Number)

Philip A. Falcone

Chief Executive Officer

Harbinger Group Inc.

450 Park Avenue, 30th Floor

New York, New York 10022

(212) 906-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 315785 105	Page 1 of 14

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 315785 105	Page 2 of 14

1	NAME OF REPORTING PERSON FS Holdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 315785 105	Page 3 of 14

1	NAME OF REPORTING PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 315785 105	Page 4 of 14

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Fidelity & Guaranty Life (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fleet Street, 6th Floor, Baltimore, Maryland 21202.

Item 2. Identity and Background

This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”), FS Holdco Ltd., a corporation organized under the laws of the Cayman Islands and a wholly-owned subsidiary of HGI (“FSH”), and Mr. Philip Falcone (together with HGI and FSH, the “Reporting Persons”).

The Shares reported in this Schedule 13D are directly held by FSH. HGI and Mr. Falcone do not directly own any securities of the Issuer. However, as a result of FSH being the wholly-owned subsidiary of HGI, HGI may be deemed to beneficially own securities of the Issuer directly owned by FSH. In addition, as a result of Mr. Falcone’s position as the Chief Executive Officer and Chairman of the Board of Directors of HGI and his relationship with the Controlling Persons (as defined below), Mr. Falcone may be deemed to beneficially own securities of the Issuer directly owned by FSH and HGI. Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI and FSH is listed on Schedule A hereto under the heading “HGI and FSH Executive Officers and Directors”; and (ii) each person controlling HGI is listed on Schedule A hereto under the heading “HGI Controlling Persons” (the persons identified in clause (i) and (ii), the “Controlling Persons” and, together with the Reporting Persons, the “Harbinger Persons”). HGI is a holding company and has its principal business address located at 450 Park Avenue, 30th Floor, New York, NY 10022. FSH is a holding company and has its principal business address located at Sterling House, 16 Wesley Street, Hamilton HM 11, Bermuda. Certain of the Controlling Persons may from time to time own securities of the Issuer that are not beneficially owned by the Reporting Persons.

Mr. Falcone is a United States citizen. Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of HGI and has the relationship with the Controlling Persons described in Schedule A hereto.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

The Shares were previously acquired by HGI in a private transaction. The working capital of HGI was the source of the funds for the purchase of the Shares described above. FSH acquired the shares as a capital contribution from HGI as part of a corporate restructuring.

CUSIP No. 315785 105	Page 5 of 14

Item 4. Purpose of the Transaction

On January 3, 2014, pursuant to an HGI corporate restructuring, the Shares held by HGI were contributed without consideration to FSH as a contribution to the capital of FSH.

The Reporting Persons acquired the Shares based on their belief that the Shares represented an attractive opportunity. Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) all or a portion of the securities of the Issuer, including Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including Shares; (iv) cause or seek to cause the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) raise capital, or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors or officers of the Issuer; (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5. Interest in Securities of the Issuer

References to percentage ownerships of Shares in this Schedule 13D are based upon the 58,212,500 Shares stated to be outstanding following the initial public offering by the Issuer in its prospectus dated December 12, 2013 and filed with the SEC pursuant to Rule 424(b)(4). The Shares reported in this Schedule 13D are held in the name of FSH. Other than any beneficial ownership which may be deemed to exist as a result of the relationships around the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Instruction C Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 47,000,000 Shares, constituting 80.7% of the outstanding Shares.

CUSIP No. 315785 105	Page 6 of 14

HGI has the sole power to vote or direct the vote none of the Shares; has the shared power to vote or direct the vote of 47,000,000 Shares; has sole power to dispose or direct the disposition of none of the Shares; and may be deemed to have shared power to dispose or direct the disposition of 47,000,000 Shares.

(a, b) As of the date hereof, FSH may be deemed to be the beneficial owner of 47,000,000 Shares, constituting 80.7% of the outstanding Shares.

FSH has the sole power to vote or direct the vote of 47,000,000 of the Shares and has sole power to dispose or direct the disposition of 47,000,000 of the Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 47,000,000 Shares, constituting 80.7% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 47,000,000 Shares; has sole power to dispose or direct the disposition of none of the Shares; and may be deemed to have shared power to dispose or direct the disposition of 47,000,000 Shares.

Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(c) Other as described above, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

HGI is a party to a registration rights agreement with the Issuer, dated December 18, 2013. The Registration Rights Agreement grants HGI specified demand registration rights with respect to the 47,000,000 Shares beneficially owned by HGI and FSH As a result, HGI may request that the Issuer use reasonable best efforts to register Shares, at the Issuer’s expense. The registration rights agreement also provides that the Issuer will indemnify HGI and FSH in connection with any such registration. The description of the aforementioned Registration Rights Agreement is not complete is qualified by the text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Lockup Agreement

In connection with the initial public offering of the Issuer’s Shares, HGI entered into an agreement with Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC pursuant to which it agreed not to sell or demand registration of any Shares without the prior consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC for 180 days following December 12, 2013. FSH has agreed to be bound by the terms of the lockup agreement. The description of the foregoing agreements is not complete is qualified by the text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

CUSIP No. 315785 105	Page 7 of 14

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-190880) of Fidelity & Guaranty Life

99.3	Lock Up Agreement between Harbinger Group Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC

99.4	Joinder to Lock-Up Agreement executed by FS Holdco Ltd.

Schedule A

HGI and FSH Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)

Omar M. Asali	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Director and President of HGI; director of FSH

Thomas A. Williams	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer of HGI; director of FSH

David M. Maura	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & Director of HGI

Michael Kuritzkes	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & General Counsel of HGI

Michael Sena	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Vice President and Chief Accounting Officer of HGI

Lap Wai. Chan	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Director of HGI

Keith M. Hladek	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Director of HGI

Frank Ianna	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Director of HGI

Gerald Luterman	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Director of HGI

Phillip J. Gass	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Managing Director of Investments of HGI; Director of FSH

Kostas (Gus) Cheliotis	c/o Harbinger Group Inc. 450 Park Avenue, 30th Floor, New York, NY 10022	US	Senior Vice President and Deputy General Counsel of HGI; Director of FSH

Leland C. Launer, Jr.	c/o FS Holdco Ltd. Sterling House 16 Wesley Street Hamilton HM 11 Bermuda	US	President, Chief Executive Officer and Director of the Issuer; Director of FSH

L. John H. Tweedie	c/o FS Holdco Ltd. Sterling House 16 Wesley Street Hamilton HM 11 Bermuda	Canada	Director and Chief Executive Officer of FSH

Willard C. Rinehimer, Jr.	c/o FS Holdco Ltd. Sterling House 16 Wesley Street Hamilton HM 11 Bermuda	US	Director and Chief Operating Officer & Chief Actuary of FSH

Jean-Francois Lemay	c/o FS Holdco Ltd. Sterling House 16 Wesley Street Hamilton HM 11 Bermuda	Canada	Director and Chief Investment Officer of FSH

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle

Harbinger Capital Partners LLC (“HCP LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund

Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)

Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle

Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund

Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1- 1104	Cayman Islands	Investment Vehicle

Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In June 2012, HCP LLC settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings. In connection with the settlement, the Securities and Exchange Commission the “SEC” issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against HCP LLC for three violations of Rule 105. The order censures HCP LLC and requires HCP LLC to cease and desist from committing or causing any violations and any future violations of Rule 105. HCP LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order. HCP LLC consented to the issuance of this order without admitting or denying any of the findings contained therein.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final judgment (the “Final Judgment”) approving a settlement between the SEC and HCP LLC, HCPSS, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip Falcone (collectively, the “HCP Parties”), in connection with the two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that certain HCP Parties violated the antifraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that HCP LLC and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by HCPSS to Philip Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors.

The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization,” as those terms are defined in Section 3 of the Securities Exchange Act of 1934 and Section 202 of the Investment Advisers Act of 1940 (such specified entities, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and its subsidiaries and continue to serve as HGI’s Chief Executive Officer, director and Chairman of the Issuer’s board except that during the period of the bar Mr. Falcone may not, other than as a result of his ownership and control of the HGI and its subsidiaries, engage in any actions that would result in him being an associated person of certain subsidiaries of HGI that are Specified Entities. During the period of the bar, Mr. Falcone may also remain associated with HCP LLC and other HCP LLC related entities, provided that, during such time, Mr. Falcone’s association must be limited as set forth in the Final Judgment. The settlement requires the HCP Parties to pay disgorgement of profits, prejudgment interest, and civil penalties totaling approximately $18 million.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014

HARBINGER GROUP INC.

By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President and Chief Financial Officer

FS HOLDCO LTD.

By:	/s/ Willard C. Rinehimer
	Name:	Willard C. Rinehimer
	Title:	Chief Operating Officer & Chief Actuary

/s/ Philip A. Falcone

Philip A. Falcone

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-190880) of Fidelity & Guaranty Life)

99.3	Lock Up Agreement between Harbinger Group Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC

99.4	Joinder to Lock-Up Agreement executed by FS Holdco Ltd.